

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2024

Atanas H. Atanasov
Chief Financial Officer
HF Sinclair Corp
2828 N. Harwood, Suite 1300
Dallas, Texas 75201

> **Re: HF Sinclair Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-41325**

Dear Atanas H. Atanasov:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation